Exhibit 1.02

Norsat International Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013
In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (“Report”) of Norsat International Inc. (“Norsat” or “we”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold 3TG) for the purposes of this assessment.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

I. Company Overview

Norsat is a leading provider of innovative communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators and others. Our solutions enable the transmission of data, audio and video for remote and challenging applications. Our products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, machine-to-machine solutions (“M2M”), antennas, radio frequency conditioning products, maritime based satellite terminals and remote networks connectivity solutions.

Norsat’s product lines are classified in the following categories:

Antennas

Norsat has a broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. We also manufacture several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands.

Filters

We also produce an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers.

Satellite Solutions

Our Satellite Solutions segment provides a comprehensive portfolio of fly-away satellite terminals and software interfaces designed for easy portability and reliable connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent.

Norsat also provides machine-to-machine solutions with Sentinel remote site monitoring and control (“RMC”), Sentinel RMC is a global end-to-end, M2M solution. M2M solutions refer to a wide variety of technologies that enable both wireless and wired systems to communicate with other devices of the same ability. By enabling machines to communicate with each other, real-time data can easily be collected and analyzed from remote locations.

Microwave Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers, transmitters, transceivers, solid-state power amplifiers and other microwave components.

Across these products we often use tin, tantalum, and gold, which are conflict minerals.

II. Due Diligence

Design of Due Diligence

The design of our conflict minerals program is in conformity with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition.

Due Diligence Measures Performed

As a company in the communication solutions business, Norsat does not engage in the actual mining of conflict minerals.

Norsat’s due diligence measures included the following:

  Determining which conflict minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by Norsat;

  Adopting a Conflict Mineral Policy and revising the Norsat Procurement Terms and Conditions to flow down Conflict Minerals requirements to suppliers; and

  A commitment to discontinue business with any supplier determined as “uncommitted” to compliance.

We determine that during the 2013 calendar year, we have manufactured or sub-contracted to manufacture products that contain conflict minerals and that the use of these minerals is necessary to the functionality or production of these products.

Norsat does not directly purchase raw ore or unrefined conflict minerals. Any such minerals used by Norsat will be included in the products and materials Norsat obtains from its suppliers. Therefore additional measures were focused on performing due diligence on its suppliers. Accordingly, Norsat sent correspondence to its suppliers, requesting that they take the following steps:

  Determine which of the products, if any, that the supplier sells to Norsat, incorporate one or more of the identified conflict minerals or their derivatives;

  Map their supply chains associated with those products to determine whether any conflict minerals incorporated in them, if any, originate from the Covered Countries; and

  Engage with their suppliers to either identify the smelters or refiners used in your supply chain to process the conflict minerals or validate the origin of conflict minerals as recycled/scrap.

In addition we requested our suppliers to complete the Conflicts Mineral Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e- Sustainability (“CMRT”).

Risk Mitigation/Future Due Diligence Measures

In the next compliance period, Norsat intends to implement steps to improve the information gathered from its due diligence, including increasing the response rate of the CMRT.

The steps that Norsat will take in the 2014 reporting year with respect to risk mitigation and future due diligence measures are as follows:

  Norsat will continue to work with suppliers who provided incomplete or insufficient information in an effort to obtain compete and accurate information in 2014;

  Norsat will again request information and supporting data from each supplier providing parts to Norsat that are subject to 2014 reporting requirements by utilizing the CMRT; and will pursue a completed template response that identifies material down to the smelter and mine;

  Norsat will again follow its due diligence process to review and validate supplier responses that are obtained in support of Norsat’s 2014 conflict minerals reporting;

  Norsat will provide its conflict minerals policy to suppliers as part of its CMRT based supplier inquiry process for 2014; and

  Norsat will include a conflict minerals clause in its purchase order standard terms and conditions and is adding a conflict minerals clause to its agreement templates for incorporation in new agreements. Current Norsat agreements will be reviewed and a conflict minerals clause will be added as required.

III. Product Description

Norsat is continuing its efforts to perform due diligence on its suppliers and whether any of its products contain conflict minerals from the Covered Countries. At this time we do not have sufficient information to determine whether any of our suppliers are providing products/materials to Norsat that contain conflict minerals from the Covered Countries and therefore we are unable to provide the following additional information:

  The facilities used to process the necessary conflict minerals in Norsat’s products;

  The country of origin of the necessary conflict minerals in Norsat’s products; and

  The efforts to determine the mine or location of origin of such conflict minerals.